Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statement on this Form S-8 of our report dated May 27, 2015, with respect to the statements of net assets available for benefits of the Liberty Media 401(k) Savings Plan as of December 31, 2014 and 2013, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, Schedule G, Part III, Schedule of Nonexempt Transactions for the year ended December 31, 2014 and Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the Liberty Media 401(k) Savings Plan.

/s/ KPMG LLP

Denver, Colorado
April 18,  2016